May 23, 2016

By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Nicholas P. Panos

Re:	TechTarget, Inc.
Schedule TO-I
Filed May 10, 2016
File No. 005-82910

Dear Mr. Panos:

TechTarget Inc. (the “Company” or “we”) is responding to the comment letter sent by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 18, 2016 (the “Comment Letter”), including supplemental details of how the comments are addressed in Amendment No. 1 (“Amendment No. 1”) to the Schedule TO filed on May 10, 2016, which we are also filing today via EDGAR. The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by the Company’s response in the standard typeset. The headings and pages below correspond to the headings and pages in the Comment Letter and the Company’s Offer to Purchase, dated May 10, 2016. We hope this is helpful to you in reviewing this response letter.

The Company’s response is as follows:

Offer to Purchase | Important

1. We note disclosure indicating that the Offer is not being made to, and tendered shares will not be accepted from, stockholders in any jurisdiction where it would be illegal. Please provide your analysis as to how limiting participation in this manner is consistent with Exchange Act Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). Alternatively, revise to state that any security holder remains eligible to tender their securities into the tender offer.

Pursuant to Amendment No. 1, the Company has amended the disclosure in the Offer to Purchase under “Important” to indicate that the Offer is being made to all stockholders of the Company’s common stock.

Conditions to the Tender Offer, page 21

2. We note the disclosure in the first paragraph of this section that all of the listed offer conditions may be asserted by the bidder regardless of the circumstances giving rise to such condition. Revise to avoid the implication that you may terminate the Offer based on actions or inactions completely within the control of bidders.

Pursuant to Amendment No. 1, the Company has amended the disclosure on page 21 of the Offer to Purchase under “Conditions to the Tender Offer” to avoid any implication that the Company may terminate the Offer based on actions or inactions within its control.

3. We note the last paragraph in this section. The conditions to the offer have been described as being for your sole benefit and waivable “in whole or in part, at any time and from time to time in [y]our reasonable discretion before the Expiration Time.” Please confirm your understanding that if an offer condition is triggered, you will notify shareholders whether or not the condition has been waived. In addition, please confirm your understanding that depending on the materiality of a waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.

The Company confirms that if a condition to the tender offer is triggered, we will notify shareholders whether or not the condition has been waived. In addition, the Company understands that depending on the materiality of a waived condition and the number of days remaining in the offer, we may be required to extend the offer and recirculate new disclosure to security holders.

4. We note the statement on page 2 that the offer is conditioned on “[n]o significant changes in the general political, market, economic or financial conditions in the U.S. or abroad that are reasonably likely to adversely affect [y]our business or the trading in the shares… hav[ing] occurred.” This condition does not appear in your discussion of conditions to the offer at page 21. To the extent that this aforementioned condition is a condition to the offer, please note that all offer conditions must be described with reasonable specificity, such that a shareholder can understand the parameters of your offer, and must be objectively determinable. Please revise to remove the implication that conditions are subjectively determinable. For example, please include a materiality standard and make clear the “reasonably likely” determination will only be made in the judgment of a reasonably offeror.

Pursuant to Amendment No. 1, the Company has amended the disclosure on page 21 of the Offer to Purchase under “Conditions to the Tender Offer” to include the condition from page 2, which has been further revised to include a materiality standard and make clear that the “reasonably likely” determination will be made in our reasonable judgment.

Source and Amount of Funds, page 23

5. State the approximate amount of cash on hand to be used to purchase tendered shares versus the funds that will come from your existing line of credit. See Item 1007(a) of Regulation M-A.

Pursuant to Amendment No. 1, the Company has amended the disclosure on page 23 of the Offer to Purchase under “Source and Amount of Funds” to state the approximate amount of cash on hand to be used to purchase tendered shares, along with the previously disclosed $50 million in proceeds from our new senior secured credit facility.

6. Please revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If there are no such arrangements, please revise to so state. Refer to Item 1007(b) of Regulation M-A.

Pursuant to Amendment No. 1, the Company has amended the disclosure on page 23 of the Offer to Purchase under “Source and Amount of Funds” to state that the Company does not anticipate the need for any alternative financing arrangements or plans.

*****

Pursuant to the request of the Staff, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to call me at (617) 431-9875.

Sincerely,

/s/ Jane E. Freedman
Jane E. Freedman
Vice President and General Counsel

cc:                                Erika L. Robinson, Esq., Wilmer Cutler Pickering Hale and Dorr LLP